02 NOV -4 AM 8:05

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANC[redacted] EXEMPTION

02055682

30th October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 11

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 27th September and 14th October 2002;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 23rd October 2002;

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 23rd October 2002; and

4. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 23rd October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

GGK/nor/ADR

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Ownership transfer to S DARBY on 27-09-2002 05:11:53 PM
Submitted by S DARBY on 27-09-2002 05:15:04 PM
Reference No CU-020925-11C53

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 3,634,000 shares)

Nomura Asset Management (Singapore) Ltd
(Acquisition of 100,000 shares
Disposal of 70,000 shares)

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **13-08-2002**	* **100,000**	
Disposed	**16-08-2002**	**20,000**	
Acquired	**16-08-2002**	**407,000**	
Acquired	**19-08-2002**	**603,000**	
Acquired	**20-08-2002**	**550,000**	
Acquired	**21-08-2002**	**1,577,000**	
Disposed	**22-08-2002**	**50,000**	
Acquired	**22-08-2002**	**2,000**	
Acquired	**23-08-2002**	**136,000**	
Acquired	**26-08-2002**	**16,000**	
Acquired	**28-08-2002**	**343,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**

File No. 82-4968

* Nature of interest	:	**Direct**
Direct (units)	:	**344,778,305**
Direct (%)	:	**14.82**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**344,778,305**
* Date of notice	:	**29-08-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 19th, 21st, 23rd, 27th and 29th August 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 14-10-2002 05:04:09 PM
Submitted by S DARBY on 14-10-2002 05:09:20 PM
Reference No CU-021010-1115A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 2,203,000 shares)

Nomura Asset Management Singapore Limited
(Acquisition of 50,000 shares)

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 30-08-2002	* 200,000	
Acquired	02-09-2002	163,000	
Acquired	03-09-2002	449,000	
Acquired	03-09-2002	50,000	
Acquired	04-09-2002	20,000	
Acquired	05-09-2002	164,000	
Acquired	06-09-2002	302,000	
Acquired	09-09-2002	74,000	
Acquired	10-09-2002	275,000	
Acquired	11-09-2002	249,000	
Acquired	12-09-2002	237,000	
Acquired	16-09-2002	70,000	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**

* Nature of interest	:	**Direct**
Direct (units)	:	**347,031,305**
Direct (%)	:	**14.92**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**347,031,305**
* Date of notice	:	**16-09-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 2nd, 4th, 6th,10th, 12th and 16th September 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 23-10-2002 05:39:29 PM
Submitted by S DARBY on 23-10-2002 05:42:39 PM
Reference No CU-021015-FB040

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 26-08-2002	* 100,000	
Acquired	28-08-2002	30,000	
Acquired	29-08-2002	301,000	
Acquired	30-08-2002	150,000	
Acquired	03-09-2002	84,000	
Acquired	04-09-2002	76,000	
Acquired	06-09-2002	350,000	
Acquired	09-09-2002	20,000	
Acquired	20-09-2002	175,000,000	
Acquired	24-09-2002	451,000	
Disposed	24-09-2002	187,061,000	
Acquired	26-09-2002	400,000	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **323,731,200**
Direct (%) : **13.92**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change**	:	**323,731,200**
* Date of notice	:	**26-09-2002**

Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 26th, 28th, 29th and 30th August, 3rd, 4th, 6th, 9th, 20th, 24th and 26th September 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 23-10-2002 05:39:29 PM
Submitted by S DARBY on 23-10-2002 05:42:48 PM
Reference No CU-021015-FB041

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder
* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad**
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **26-08-2002**	* **100,000**	
Acquired	**28-08-2002**	**30,000**	
Acquired	**29-08-2002**	**301,000**	
Acquired	**30-08-2002**	**150,000**	
Acquired	**03-09-2002**	**84,000**	
Acquired	**04-09-2002**	**76,000**	
Acquired	**06-09-2002**	**350,000**	
Acquired	**09-09-2002**	**20,000**	
Acquired	**20-09-2002**	**175,000,000**	
Acquired	**24-09-2002**	**451,000**	
Disposed	**24-09-2002**	**187,061,000**	
Acquired	**26-09-2002**	**400,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **323,731,200**

Indirect/deemed interest (%)	:	**13.92**
* **Total no of shares after change**	:	**323,731,200**
* Date of notice	:	**26-09-2002**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 26th, 28th, 29th and 30th August, 3rd, 4th, 6th, 9th, 20th, 24th and 26th September 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 23-10-2002 05:39:29 PM
Submitted by S DARBY on 23-10-2002 05:42:51 PM
Reference No CU-021015-FB043

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **20-09-2002**	* **175,000,000**	
Acquired	**24-09-2002**	**187,061,000**	
Disposed	**02-10-2002**	**80,000,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **558,214,632**
Direct (%) : **24**
Indirect/deemed interest (units) :

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

30 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the formation of a new joint-venture company released on 30 October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Ref : c/\harddisk\Sc1.lwp

Form Version 2.0

General Announcement

Submitted by S DARBY on 30-10-2002 05:16:18 PM
Reference No SD-021025-B7C40

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Formation of a New Joint-Venture Company

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Bow Ma Motors (South China) Limited had, on 21st October 2002, set up a joint-venture company with Yunnan Kai Cheng Economic and Trading Company Limited known as Yunnan Dekai Bow Ma Motors Technology & Service Co. ("Yunnan Dekai") for the operation of a motor vehicle service centre. Yunnan Dekai is incorporated in Kunming City, Yunnan Province in the Peoples' Republic of China and its registered capital of USD1,450,000 is held by Bow Ma Motors (South China) Limited and Yunnan Kai Cheng Economic and Trading Company Limited in the ratio of 65:35 respectively.

The above investment in Yunnan Dekai is not expected to have any material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 30th October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 NOV -4 AM 8:

LETTER FOR MAINTENANCE OF EXEMPTION

31 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the results of the Annual General Meeting of the Company released on 31 October 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Ref : c:\harddisk\Sc1.lwp

Form Version 2.0
General Announcement
Submitted by S DARBY on 31-10-2002 05:21:10 PM
Reference No SD-021030-22F45

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Announcement of results of the Annual General Meeting

* **Contents :-**

Sime Darby Berhad ("the Company") is pleased to announce that, at the Annual General Meeting ("AGM") of the Company held on 31st October 2002, the shareholders of the Company approved all the resolutions set out in the Notice of AGM dated 7th October 2002.

This announcement is dated 31st October 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: